Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Fiscal Second Quarter 2016 Financial Results

BEIJING and NEW YORK, March 10, 2016 -- Wins Finance Holdings Inc. (“Wins Finance” or the “Company”) (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced its unaudited financial results for the quarter ended December 31, 2015.

Fiscal Second Quarter Financial and Operational Highlights

•	Revenues were $2.3 million, compared to $3.3 million for the comparable period last year
•	Interest on short-term investments was $3.5 million, compared to $3.9 million for the comparable period last year
•	Net income attributable to Wins Finance was $3.4 million for the quarter ended December 31, 2015, compared to $5.9 million for the same period ended December 31, 2014.
•	Completed business combination with Wins Finance Group Limited.
•	Strengthened executive management team of Wins Finance Group Limited with addition of Jimmy Hao, Co-CEO, Amy He, CFO and Richard Xu, President
•	Executed an aggregate of $7.7 million in direct leasing contracts for tele-medical equipment with seven hospitals
•	Subsequent to the end of the quarter, received determination for continued listing on NASDAQ

“2015 was a transformative year for Wins Finance highlighted by the business combination with Wins Finance Group Limited and our continued listing on NASDAQ,” said Jianming Hao, Chairman and Co-CEO. “The business combination was the first step in our long-term growth strategy focused on value accretive investment opportunities and assets that can be enhanced through the strategic involvement of Wins’ established management team and its familiarity with the Chinese investment community to generate long-term value for shareholders.”

"We remain optimistic in our long-term outlook and our ability to identify value,” Mr. Hao added. "In the near-term however, we expect our quarterly results to be impacted by our current exposure to the financial guarantee business in China. Demand for loans from Chinese Small and Medium Enterprise (SME) has declined significantly. In addition, during the past twelve months, the RMB has depreciated by more than 5% and interest rates have been cut by 1.25%.”

“In response to the challenges we are encountering in our guarantee business, we are taking aggressive measures to diversify our operations to augment our near-term strategy,” Mr. Hao continued. “Entering 2016, the company is accelerating its search for value accretive investment opportunities and assets in the United States as well as China, with the goal to balance our geographic footprint and risk over time.”

Renhui Mu, Co-CEO and COO of Wins Finance, added, “In the past three months, we have closed more than $33 million of financial leases and expect to ramp up this business in 2016. We plan to focus our attention on the medical equipment and new energy sectors, both of which offer significant opportunities for investment. As a result of the aging population and serious geographical imbalance in distribution of medical resources in China, demand for health care is growing. The new energy vehicle industry is expanding globally, and is an important component of global initiatives to reduce hydrocarbon consumption and carbon dioxide emissions. We expect these two sectors to continue to grow despite the economic slowdown and other macroeconomic factors. We expect our pipeline of leasing opportunities to increase during the first half of 2016, with associated revenues to begin in the second half of 2016 and beyond.”

Quarter Ended December 31, 2015 Results

Net Revenue

Wins Finance’s net revenue consists of commissions and fees generated from its financial guarantee services, net direct financing lease interest income, and advisory fees generated from its financial advisory and lease agency businesses. Net commissions and fees on financial guarantee services, net direct financing lease interest income, and financial advisory and lease agency income for the three months ended December 31, 2015 were $1.6 million, $0.3 million and 0.4million, respectively, accounting for 69.3%, 13.0% and 17.7%, respectively, of Wins Finance’s net revenue.

Net Revenues for the quarter ended December 31, 2015 were $2.3 million, a decrease of $1.0 million, or 31.4%, from $3.3 million for the same period ended December 31, 2014. The decrease was primarily attributable to (a) a decrease of $0.7 million in net commissions and fees on financial guarantee services and (b) a decrease of $0.4 million in financial advisory and lease agency income. Wins Finance’s two largest customers accounted for approximately 50.8% of the total outstanding balances of loans guaranteed by Wins Finance as of December 31, 2014. These two largest customers stand for$ $1.5 million revenue for the three months ended December 31, 2014. After the contracts these two customers expired in March, 2015, Wins Finance stopped providing guarantees for loans exceeding 10% of its net assets for any single customer in order to comply with the requirements of Interim Measures for Guarantee Business of the PRC. The expired guarantee contracts were not fully replaced with new contracts. The outstanding balance of loans guaranteed by the Company decreased to $ 126.0 million as of December 31, 2015, from $ 179.4 million as of December 31, 2014 which resulted in the decrease of net commission and financial advisory income in connection with providing financial solutions to these guarantee customers.

Interest on short-term investments

Interest on short-term investments decreased by $0.4 million to $3.5 million for the quarter ended December 31, 2015, compared to $3.9 million same period ended December 31, 2014. The decrease was primarily due to a decrease in the rate of return, partially offset by an increase in the average balances of the short-term investments.

Non-interest expenses

Non-interest expenses increased by $1.4 million, or 208.1%, to $2.1 million for the quarter ended December 31, 2015, compared to $0.7 million for the same period ended December 31, 2014. The increase was primarily attributable to costs associated with the business combination and increases in salaries, legal fees, auditing fees and consulting fees for investor relations in connection with being a public company.

Income taxes

Income tax expense decreased by $0.4 million, or 51.5%, to $0.4 million for the three months ended December 31, 2015, compared to $0.7 million for the three months ended December 31, 2014. The decrease was primarily attributable to a decrease in taxable income excluding interest on short-term investment, which is exempt from taxation.

Net income

Net income decreased by $2.5 million or 42.1% to $3.4 million for the quarter ended December 31, 2015, compared to $5.9 million for the same period ended December 31, 2014.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $70.2 million as of December 31, 2015.

Other Significant Events

Convertible Notes sold to CEO

On January 4, 2016, the Company announced the sale of $8.5 million of convertible notes to Mr. Jianming Hao, its Chairman and Co-Chief Executive Officer. Mr. Hao is the sole investor in the financing round. The Company intends to use the proceeds to accelerate the growth and expansion of its business. The convertible notes bear interest at 4% per annum and mature one year from the date of issuance. The conversion price of the notes is $12 per share.

Financial leasing in New Energy Vehicle Sector

On January 13, 2016, the Company announced that it entered into a purchase-and-lease-back agreement valued at RMB100 million (US$15.4 million) with Liaoning Sg Automotive Group Co., Ltd. ("SG Automotive Group"), a leading Shanghai Stock Exchange-listed automobile manufacturer that is focused on developing new energy vehicle technology.

Purchase-and-Lease for Medical Examination Equipment

On February 1, 2016, the Company announced that it entered into a purchase-and-lease-back agreement valued at RMB70 million (US$10.6 million) with Panjin Central hospital, a leading Third-Level Grade-A hospital in Liaoning Province, China.

About Wins Finance

Wins Finance is a diversified investment and asset management company headquartered in New York and listed on NASDAQ. The company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of Wins’ established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. In addition, Wins Finance is strategically increasing its focus on investment opportunities in the United States, with the goal of increasing its global footprint and diversifying its operations. For more information, please visit www.winsholdings.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Current Report on Form 8-K dated October 26, 2015 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Richard Xu, President

Wins Finance Holdings Inc.

590 Madison Avenue, 21st FL

New York, NY 10022

Tel: 646-480-9882

Email: rxu@winsfinance.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2015	June 30, 2015
	US$	US$
ASSETS
Cash	40,828,055	40,019,968
Restricted cash	29,339,887	28,494,217
Short-term investment	185,621,640	184,160,555
Guarantee paid on behalf of guarantee service customers	992,216	633,313
Interest receivable	305,989	247,912
Net investment in direct financing leases	40,526,820	25,829,055
Deferred tax assets, net	435,398	414,479
Property and equipment, net	1,315,676	915,416
Other assets	166,013	474,412
TOTAL ASSETS	299,531,694	281,189,327

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank loan for capital lease business	15,827,167	511,825
Interest payable	17,495	49,719
Income tax payable	3,284,100	3,067,757
Unearned income from financial guarantee services	2,317,377	3,659,062
Other liabilities	6,596,936	4,123,385
Convertible debt	8,500,000	-
Allowance on guarantee	1,259,994	1,261,868
Deferred income tax liability	485,224	1,123,742
Total Liabilities	38,288,293	13,797,358

SHARHOLDERS’ EQUITY

Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 21,526,747 and 21,526,747 shares issued and outstanding at December31, 2015 and June 30, 2015, respectively)	2,153	2,153
Additional paid-in capital	229,697,231	229,493,290
Statutory reserve	2,364,245	325
Retained Earnings	39,014,627	33,490,567
Accumulated other comprehensive income/(loss)	(9,834,855)	4,405,634
Total Equity	261,243,401	267,391,969
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	299,531,694	281,189,327

WINS FINANCE HOLDINGSINC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	Three months ended			Six months ended
	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	US$	US$	US$	US$	US$
Guarantee service income
Commissions and fees on financial guarantee services	1,664,116	1,751,579	2,263,067	3,415,695	4,427,436
(Provision)/reversal of provision on financial guarantee services	(74,014)	319	20,015	(73,695)	35,938
Commission and fees on guarantee services, net	1,590,102	1,751,898	2,283,082	3,342,000	4,463,374

Direct financing lease income
Direct financing lease interest income	497,613	473,752	604,233	971,365	1,169,495
Interest expense for direct financing lease	(19,590)	(5,350)	(232,233)	(24,940)	(278,791)
Provision for lease payment receivable	(180,275)	(4,137)	(121,440)	(184,412)	(129,128)
Net direct financing lease interest income after provision for receivables	297,748	464,265	250,560	762,013	761,576

Financial advisory and lease agency income	405,603	-	806,925	405,603	1,549,390
Net revenue	2,293,453	2,216,163	3,340,567	4,509,616	6,774,340

Non-interest income
Interest on short-term investment	3,522,153	3,587,140	3,945,773	7,109,293	7,927,780
Total non-interest income	3,522,153	3,587,140	3,945,773	7,109,293	7,927,780

Non-interest expense
Business taxes and surcharge	(45,876)	(126,961)	(101,953)	(172,837)	(181,347)
Salaries and employees surcharge	(363,376)	(181,319)	(113,633)	(544,695)	(188,368)
Rental expenses	(68,048)	(64,435)	(40,747)	(132,483)	(82,237)
Other operating expenses	(1,573,216)	(570,504)	(409,304)	(2,143,720)	(746,826)
Total non-interest expense	(2,050,516)	(943,219)	(665,637)	(2,993,735)	(1,198,778)

Income before taxes	3,765,090	4,860,084	6,620,703	8,625,174	13,503,342

Income tax expense	(267,364)	(1,111,144)	(1,185,904)	(1,378,508)	(2,514,563)
Deferred tax expense/(benefit)	(85,253)	726,567	459,163	641,314	1,074,286
NET INCOME	3,412,473	4,475,507	5,893,962	7,887,980	12,063,065

Other comprehensive income
Foreign currency translation adjustment	(4,663,119)	(9,577,369)	129,121	(14,240,489)	453,359
COMPREHENSIVE INCOME (LOSS)	(1,250,646)	(5,101,862)	6,023,083	(6,352,509)	12,516,424

Weighted-average ordinary shares outstanding – basic and diluted	21,526,747	21,526,747	21,526,747	21,526,747	21,526,747
Earnings per share – Basic and diluted	0.16	0.21	0.27	0.37	0.56